Exhibit 99
	For Release:	August 1, 2014
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS

Strong revenue growth drives ALLETE’s second quarter results
Full year earnings guidance is reaffirmed

DULUTH, Minn. - ALLETE, Inc. (NYSE:ALE) today reported second quarter 2014 earnings of 40 cents per share on net income of $16.8 million compared to 35 cents per share on net income of $14.0 million during the same period last year. Included in this quarter’s results was a $2.5 million after-tax, or 6 cents per share, non-recurring charge associated with a settlement agreement with the Environmental Protection Agency (EPA).
Revenue for the second quarter of 2014 rose by 10.7 percent to $260.7 million versus $235.6 million a year ago. This quarter’s earnings per share included 2 cents per share of dilution due to an increase in common shares year over year.
Net income at ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the company’s investment in the American Transmission Co., rose to $17.5 million compared to $16.3 million in the same period of 2013, despite the inclusion of the aforementioned non-recurring charge in this quarter’s results. The net income increase was primarily due to higher cost recovery revenue as a result of ongoing work on the Boswell 4 environmental retrofit and Bison 4 wind energy projects. Electric sales were similar to the second quarter of 2013, and reflected continued strong demand from Minnesota Power’s industrial customers.
The Investments and Other segment, which includes BNI Coal, ALLETE Clean Energy, ALLETE Properties, and miscellaneous corporate income and expense, reported a net loss of $0.7 million for the quarter, an improvement of $1.6 million from the same period in 2013. ALLETE Clean Energy posted a profit from its newly acquired wind energy facilities in Minnesota, Iowa and Oregon. Results at BNI Coal and ALLETE Properties were similar to the second quarter of last year.
“Demand nominations we’ve just received indicate our taconite customers will continue to operate at full demand levels through the remainder of 2014,” said ALLETE Chairman, President and CEO Al Hodnik. “We’re pleased to be on track with the earnings projections we made earlier this year.” Hodnik said the 2014 full year earnings guidance range remains unchanged at $2.75 to $2.95, excluding 3 cents per share of costs recorded in the first quarter associated with an ALLETE Clean Energy acquisition, and this quarter’s non-recurring 6 cents per share charge associated with the EPA settlement.
The company will host a conference call and webcast at 10 a.m. Eastern time today to discuss details of its quarterly performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through August 3, 2014 by dialing (855) 859-2056, pass code 72262344. The webcast will be accessible for one year at www.allete.com.
ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns BNI Coal in Center, N.D., ALLETE Clean Energy, based in Duluth, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com.
The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.
ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013

Operating Revenue	$260.7	$235.6	$557.2	$499.4

Operating Expenses
Fuel and Purchased Power	83.6	78.7	179.8	165.2
Operating and Maintenance	115.1	103.8	234.9	208.5
Depreciation	33.8	28.7	66.0	56.9
Total Operating Expenses	232.5	211.2	480.7	430.6

Operating Income	28.2	24.4	76.5	68.8

Other Income (Expense)
Interest Expense	(13.5)	(12.8)	(26.3)	(25.1)
Equity Earnings in ATC	5.2	5.0	10.3	10.2
Other	1.9	1.5	3.9	4.2
Total Other Expense	(6.4)	(6.3)	(12.1)	(10.7)

Income Before Non-Controlling Interest and Income Taxes	21.8	18.1	64.4	58.1
Income Tax Expense	4.9	4.1	13.7	11.6
Net Income	16.9	14.0	50.7	46.5
Less: Non-Controlling Interest in Subsidiaries	0.1	—	0.4	—
Net Income Attributable to ALLETE	$16.8	$14.0	$50.3	$46.5

Average Shares of Common Stock
Basic	42.1	39.4	41.7	39.2
Diluted	42.3	39.6	41.9	39.3

Basic Earnings Per Share of Common Stock	$0.40	$0.36	$1.21	$1.19
Diluted Earnings Per Share of Common Stock	$0.40	$0.35	$1.20	$1.18

Dividends Per Share of Common Stock	$0.49	$0.475	$0.98	$0.95

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2014	2013		2014	2013
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$83.6	$97.3	Current Liabilities	$213.4	$230.2
Other Current Assets	209.9	209.7	Long-Term Debt	1,316.8	1,083.0
Property, Plant and Equipment - Net	3,020.4	2,576.5	Deferred Income Taxes	496.3	479.1
Regulatory Assets	270.8	263.8	Regulatory Liabilities	100.1	81.0
Investment in ATC	118.8	114.6	Defined Benefit Pension & Other Postretirement Benefit Plans	117.0	133.4
Other Investments	116.7	146.3	Other Non-Current Liabilities	234.5	127.2
Other Non-Current Assets	75.4	68.6	Shareholders’ Equity	1,417.5	1,342.9
Total Assets	$3,895.6	$3,476.8	Total Liabilities and Shareholders’ Equity	$3,895.6	$3,476.8

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2014	2013	2014	2013
Millions
Regulated Operations	$17.5	$16.3	$51.4	$48.4
Investments and Other	(0.7)	(2.3)	(1.1)	(1.9)
Net Income Attributable to ALLETE	$16.8	$14.0	$50.3	$46.5
Diluted Earnings Per Share	$0.40	$0.35	$1.20	$1.18

Statistical Data
Corporate
Common Stock
High	$52.54	$52.25	$52.73	$52.25
Low	$47.51	$46.85	$47.51	$41.39
Close	$51.35	$49.85	$51.35	$49.85
Book Value	$33.22	$31.12	$33.22	$31.12

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	249	251	647	605
Commercial	333	335	728	712
Municipals	198	225	440	499
Industrial	1,788	1,769	3,604	3,614
Total Retail and Municipal	2,568	2,580	5,419	5,430
Other Power Suppliers	631	610	1,331	1,201
Total Regulated Utility	3,199	3,190	6,750	6,631
Non-regulated Energy Operations	30	33	64	64
Total Kilowatt-hours Sold	3,229	3,223	6,814	6,695

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$25.7	$24.7	$65.8	$59.8
Commercial	30.9	29.3	66.0	62.5
Municipals	14.5	15.8	31.0	32.4
Industrial	108.7	101.6	220.1	210.1
Total Retail and Municipals	179.8	171.4	382.9	364.8
Other Power Suppliers	24.1	22.4	53.7	44.7
Other	25.7	22.0	57.2	47.7
Total Regulated Utility Revenue	$229.6	$215.8	$493.8	$457.2

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.